UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of March 31, 2009

Commission File Number 333-98397

Lingo Media Corporation
(Translation of registrant's name into English)

151 Bloor Street West, Suite 703, Toronto, Ontario Canada M5S 1S4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunder duly authorized.

LINGO MEDIA CORPORATION

Date: May 29, 2009	By:	/s/ Michael Kraft
Michael Kraft President and CEO

Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

LINGO MEDIA CORPORATION
March 31, 2009 and 2008
(Unaudited – See Notice to Reader)

The Consolidated Interim Balance Sheet of Lingo Media Corporation as at March 31, 2009 and the Consolidated Interim Statements of Operations, Deficit and Cash Flows for the three months then ended have not been reviewed by the Company’s auditors. These financial statements are the responsibility of the management and have been reviewed and approved by the Company’s Audit Committee.

LINGO MEDIA CORPORATION
Interim Consolidated Financial Statements
(Expressed in Canadian dollars)
March 31, 2009 and 2008
(Unaudited – See Notice to Reader)

Notice to Reader

Management has compiled the interim financial statements of Lingo Media Corporation (“Lingo Media” or the “Company”) consisting of the Interim Consolidated Balance Sheet as at March 31, 2009 and the Interim Statements of Deficit, Operations, and Cash Flows for the three months then ended.  All amounts are stated in Canadian dollars. An accounting firm has not reviewed or audited these interim financial statements and management discussion and analysis thereon.

LINGO MEDIA CORPORATION
Interim Consolidated Financial Statements
(Expressed in Canadian dollars)
March 31, 2009 and 2008
(Unaudited – See Notice to Reader)

CONTENTS

LINGO MEDIA CORPORATION
Consolidated Interim Balance Sheets
(Expressed in Canadian dollars)
March 31, 2009 and 2008
(Unaudited – See Notice to Reader)

	March 31, 2009	December 31, 2008
Assets

Current assets:
Cash	$1,286,720	$2,279,937
Accounts and grants receivable (note 3)	706,347	642,543
Prepaid and sundry assets	210,433	160,161
Current assets from discontinued operation (note 6)	33,286	34,608
	2,236,786	3,117,249

Property and equipment, net	75,548	64,839
Development costs, net	89,798	111,517
Software & web development costs, net (note 4)	5,515,060	5,233,187
	$7,917,192	$8,526,792

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	121,776	265,344
Accrued liabilities	251,553	321,466
Unearned revenue	110,640	-
Current liabilities from discontinued operation (note 6)	285,000	734,601
	768,969	1,321,411

Future income taxes	564,997	564,997
	1,333,966	1,886,408

Shareholders' equity:
Capital stock (note 5 (a))	14,205,515	14,205,515
Warrants (note 5 (b))	372,385	372,385
Contributed surplus	894,636	847,768
Deficit	(8,889,310)	(8,785,284)
	6,583,226	6,640,384

	$7,917,192	$8,526,792

See accompanying notes to interim consolidated financial statements.

Approved on behalf of the Board:

/s/ Michael Kraft
Michael Kraft Director

/s/ Sanjay Joshi
Sanjay Joshi Director

LINGO MEDIA CORPORATION
Consolidated Interim Statements of Deficit
(Expressed in Canadian dollars)
For Three Months Ended, March 31, 2009 and 2008
(Unaudited – See Notice to Reader)

	March 31, 2009	March 31, 2008

Deficit, beginning of period	$(8,785,284)	$(4,902,442)

Net loss for the period	(104,026)	(453,553)

Deficit, end of period	(8,889,310)	(5,355,995)

See accompanying notes to interim consolidated financial statements.

LINGO MEDIA CORPORATION
Consolidated Interim Statements of Operations
(Expressed in Canadian dollars)
For Three Months Ended, March 31, 2009, 2008 and 2007
(Unaudited – See Notice to Reader)

	March 31, 2009	March 31, 2008 (Restated see Note 6)	March 31, 2007 (Restated see Note 6)
Revenue	$55,320	$-	$795
Direct costs	-	-	-
Margin	55,320	-	795

Expenses:
General and administrative	434,691	289,646	155,589
Inventory write-down	-	-	36,279
Development costs write-down	-	28,184	-
Amortization of property and equipment	3,239	8,423	2,864
Amortization of development cost	22,229	23,932	16,598
Interest and other financial expenses	662	-	10,494
Stock-based compensation	46,868	43,833	17,154
	507,689	394,018	238,978

Loss before the following:	(452,369)	(394,018)	(238,183)

Income taxes and other taxes	2,766	-	-

Loss from continuing operations:	(455,135)	(394,018)	(238,183)

Gain (Loss) from discontinued operation (Note 6)	351,109	(59,535)	(71,194)

Net loss for the period	$(104,026)	(453,553)	$(309,377)

Loss per share from continued operation	$(0.04)	$(0.04)	$(0.05)
Earnings (loss) per share from discontinued operation	0.03	(0.01)	(0.02)

Weighted average number of
common shares outstanding	12,457,607	9,583,637	4,227,277

See accompanying notes to interim consolidated financial statements.

LINGO MEDIA CORPORATION
Consolidated Interim Statements of Cash Flow
(Expressed in Canadian dollars)
For Three Months Ended, March 31, 2009, 2008 and 2007
(Unaudited – See Notice to Reader)

	March 31, 2009	March 31, 2008 (Restated see Note 6)	March 31, 2007 (Restated see Note 6)
Cash flows provided by (used in):
Operations:
Net loss from continuing operations for the period	$(455,135)	$(394,018)	$(238,183)
Items not affecting cash:
Amortization of property and equipment	3,239	8,423	2,864
Amortization of development costs	22,229	23,932	16,598
Stock-based compensation	46,868	43,833	17,154
Change in non-cash balances related to operations:
Accounts and grants receivable	(63,804)	425,421	41,531
Inventory	-	(123,146)	118
Prepaid and sundry assets	(50,272)	(9,686)	(9,161)
Accounts payable	(143,566)	(53,740)	38,841
Accrued liabilities	(69,913)	105,450	(57,249)
Unearned revenue	110,640	159,755	177,778
Cash provided by (used in) operating activities	(599,714)	186,224	(9,709)

Cash provided by (used in) discontinued operation	(97,171)	51,793	(122,171)

Financing:
Increase in bank loans	-	-	6,701
Issuance of capital stock	-	-	5,000
Increase (decrease) in advances from shareholders	-	(1,978)	47,230
Cash provided by financing activities	-	(1,978)	58,931
Investing:
Expenditures on software & web development costs	(281,873)	(387,722)	-
Purchase of property and equipment	(14,458)	(7,886)	1,380
Development costs	-	(953)	(23,327)
Cash used in investing activities	(296,331)	(396,560)	(21,947)

Decrease in cash	(993,217)	(160,522)	(94,896)
Cash, beginning of period	2,279,937	377,127	94,896
Cash, end of period	$1,286,720	$216,605	-

See accompanying notes to interim consolidated financial statements.

LINGO MEDIA CORPORATION
Notes to Consolidated Interim Financial Statements
(Expressed in Canadian dollars)
March 31, 2009 and 2008
(Unaudited – See Notice to Reader)

1. Nature of Operations:

Lingo Media Corporation (“Lingo Media” or the “Company”) is a diversified online and print education product and services company. Speak2Me Inc. (“Speak2Me”), a subsidiary acquired during 2007, is a new media company focused on interactive learning in China through its Internet-based English language web learning portal. Lingo Learning Inc. (formerly Lingo Media Ltd.), a subsidiary of Lingo Media, is a print-based publisher of English language learning programs in China.  In Canada, Lingo Media through its subsidiary A+ Child Development (Canada) Ltd. (“A+”), until filing for a proposal to creditors (“Proposal”) (note 6) specialized in early childhood cognitive development programs which published and distributed educational materials along with its proprietary curriculum.

2. Significant accounting policies:

(a) Basis of presentation:

The disclosures contained in these interim consolidated financial statements do not include all the requirements of Canadian generally accepted accounting principles (GAAP) for annual financial statements. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2008.

The interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of March 31, 2009 and the results of operations and cash flows for the three months then ended.

3. Accounts and grants receivable:

Accounts and grants receivable consist of:

	March 31, 2009	December 31, 2008
Trade receivables	$683,683	$615,501
Grants receivable	22,664	27,042
	$706,347	$642,543

4. Software and web development costs:

In October 2007, the Company acquired Speak2Me, a new media company that develops software combining speech recognition and animation technology for the teaching and practice of spoken English. All costs associated with development of the Speak2Me software and its contents are capitalized as Software and web development in accordance with Section 3450 (“Research and Development Cost”), of the CICA Handbook.

	March 31, 2009	December 31, 2008
Cost	$5,515,060	$5,233,187

No amortization has been recorded as the Company has yet to begin commercial production and sale of product.

LINGO MEDIA CORPORATION
Notes to Consolidated Interim Financial Statements
(Expressed in Canadian dollars)
March 31, 2009 and 2008
(Unaudited – See Notice to Reader)

5. Capital stock and stock options:

(a) Authorized:

Unlimited preference shares, no par value

Unlimited common shares, no par value

The following details the changes in issued and outstanding common shares:

	Common Shares
	Number	Amount
Balance, January 1, 2008	9,582,262	$10,174,453
Issued:
Private placement	2,857,143	4,718,645
Options exercised	18,202	38,821
Less: Share issue costs	-	(726,404)
Balance, December 31, 2008 & March 31, 2009	12,457,607	$14,205,515

(b) Warrants:

	Warrants
	Number	Amount	Weighted Avg. Price	Weighted Avg. Life
Balance, January 1, 2008	387,500	$161,254	$6.00	1.0
Issued:
Warrants issued with private placement	2,142,858	281,357	$4.00	2.0
Warrants issued with private placement	171,428	91,028	$2.00	1.0
Less: Expired warrants	(387,500)	(161,254)	$6.00	1.0
Balance, December 31, 2008 & March 31, 2009	2,314,286	$372,385	$3.85	1.9

All outstanding warrants are exercisable as of March 31, 2009.

(c) Contributed Surplus:

Balance, January 1, 2008	$452,411
Stock-based compensation	252,791
Options exercised	(18,688)
Warrants expired	161,254
Balance, December 31, 2008	847,768
Stock-based compensation	46,868
Balance, March 31, 2009	$894,636

(d) Stock options:

	March 31, 2009		December 31, 2008
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Options outstanding, beginning of year	633,120	1.04	516,738	$0.98
Options granted	-	-	290,000	1.21
Options exercised	-	-	(18,202)	1.11
Options expired/canceled	-	-	(155,416)	1.13

Outstanding, end of period	633,120	1.04	633,120	1.04
Options exercisable, end of period	541,453	$1.00	502,287	$0.99

LINGO MEDIA CORPORATION
Notes to Consolidated Interim Financial Statements
(Expressed in Canadian dollars)
March 31, 2009 and 2008
(Unaudited – See Notice to Reader)

5. Capital stock and stock options (continued):

The following table summarizes information about stock options outstanding at March 31, 2009:

		Options outstanding		Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number outstanding	Weighted average exercise price
$0.70 - $1.00	342,249	4.67	$0.73	313,916	$0.73
$1.01 - $1.33	155,157	1.66	1.23	138,490	1.25
$1.34 - $2.00	135,714	2.18	1.62	89,047	1.57
Total	633,120	3.40	1.04	541,453	1.00

6. Discontinued operations

On December 23, 2008, A+, the Company’s 70.33% owned subsidiary, filed a Notice of Intent to make Proposal under the Bankruptcy and Insolvency Act (“Proposal”).  The Company wrote-down the carrying value of its 70.33% investment in A+, resulting in a charge of $1,571,369 (2007 - $292,848, 2006 - $57,906) to earnings, included in the write-down was $274,852 in future income tax assets related to its A+ subsidiary.

On March 23, 2009, the Proposal was approved by the creditors of A+.  The Company wrote-down the carrying value of its trade payables to the amount of the Proposal, resulting in a one time gain of $368,615 to discontinued operations.

All comparative figures have been adjusted to exclude results from discontinued operations.

The net assets of A+ were presented as assets and liabilities of the discontinued operations at their carrying value. The following table shows the major categories of assets and liabilities of the discontinued operations.

	March 31, 2009	December 31, 2008
Current assets of discontinued operation
Cash and short term investment	$33,286	$34,608
	$33,286	$276,021

Current liabilities of discontinued operation
Accounts payable	$285,000	$653,615
Bank loan	-	80,986
	$285,000	$734,601

The statement of loss for the three months period ended March 31 from discontinued operations is as follows:

	2009	2008	2007
Operating revenue	$-	$671,793	$666,946
Expenses	1,322	731,328	738,140
Write-down of trade payables	368,615	-
Net gain / (loss) from discontinued operation	$351,109	$(59,535)	$(71,194)

LINGO MEDIA CORPORATION
Notes to Consolidated Interim Financial Statements
(Expressed in Canadian dollars)
March 31, 2009 and 2008
(Unaudited – See Notice to Reader)

7. Financial instruments and risk management:

The Company as part of its operations carries a number of financial instruments.  It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments except as otherwise disclosed.

 (a) Currency risk:

The Company is subject to currency risk through its activities outside of Canada.  Unfavourable changes in the exchange rate may affect the operating results of the Company.  The Company is also exposed to currency risk as a substantial amount of its revenue is denominated in U.S. dollars, Chinese Renminbi ("RMB") and New Taiwanese dollars (“NTW”).

There were no derivative instruments outstanding at March 31, 2009 and 2008.

(b) Financial Instruments:

The significant financial instruments of the Company, their carrying values and the exposure to U.S. dollar denominated monetary assets and liabilities, as of March 31, 2009 are as follows:

	US Denominated		China Denominated		Taiwan Denominated
	CAD	USD	CAD	RMB	CAD	NTW
Cash	268,528	212,898	141,098	765,175	51,347	1,381,421
Accounts receivable	-	-	611,697	3,317,233	-	-
Accounts payable	6,380	5,058	-	-	-	-

U.S. dollars, Chinese Renminbi and New Taiwanese dollars are converted on the prevailing period-end exchange rates.

(c) Fair market values:

The carrying values of cash, short-term investment, accounts and grants receivable, accounts payable, accrued liabilities, bank loans and loans payable approximate their fair values due to the relatively short periods to maturity.

(d) Concentration of risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable.  Cash and short-term investment consist of deposits with major financial institutions.  With respect to accounts receivable, the Company performs periodic credit evaluations of the financial condition of its customers and typically does not require collateral from them.  Management assesses the need for allowances for potential credit losses by considering the credit risk of specific customers, historical trends and other information.

(d) Interest rate risk:

The Company manages its exposure to interest rate risk through floating rate borrowings. The floating rate debt is subject to interest rate cash flow risk, as the required cash flows to service the debt will fluctuate as a result of changes in market rates.

LINGO MEDIA CORPORATION
Notes to Consolidated Interim Financial Statements
(Expressed in Canadian dollars)
March 31, 2009 and 2008
(Unaudited – See Notice to Reader)

8. Segmented information:

The Company operates two distinct reportable business segments as follows.

Online English Language Learning: The Company offers a groundbreaking online service using robust speech recognition technology acquired through its acquisition of Speak2Me Inc. in October 2007.

Print-based English Language Learning: The Company develops, publishes, distributes and licenses book, audio/video cassette, CD-based product and supplemental product for English language learning for the educational school markets in China.

	Online English Language Learning	English Language Learning	Total
Revenue	$55,320	$-	$55,320
Cost of sales	-	-	-
Margin	55,320	-	55,320
Acquisition of property and equipment	14,458	-	14,458
Segment Assets	5,814,560	2,060,663	7,875,223
Segment loss	$79,071	$376,064	455,135

March 31, 2009	Online English Language Learning	English Language Learning	Total
Revenue	$55,320	$-	$55,320
Cost of sales	-	-	-
Margin	$55,320	$-	$55,320

March 31, 2008	Online English Language Learning	English Language Learning	Total
Revenue	-	-	-
Cost of sales	-	-	-
Margin	-	-	-

The Company's revenue by geographic region based on the region in which the customers are located is as follows:

	March 31, 2009	March 31, 2008
Canada	$-	$-
China	55,320	-
	$55,320	$-

The majority of the Company’s identifiable assets as at March 31, 2009 are located as follows:

	March 31, 2009	March 31, 2008
Canada	$6,986,344	$7,183,922
China	930,848	477,891
	$7,917,192	$7,661,813

LINGO MEDIA CORPORATION
Notes to Consolidated Interim Financial Statements
(Expressed in Canadian dollars)
March 31, 2009 and 2008
(Unaudited – See Notice to Reader)

9. Reconciliation of Canadian and United States generally accepted accounting principles:

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Except as set out below, these financial statements also comply, in all material aspects, with the United States generally accepted accounting principles.

The following tables reconcile results as reported under Canadian GAAP with those that would have been reported under United States GAAP.

Statements of Operations:
	March 31, 2009	March 31, 2008
Loss for the period - Canadian GAAP	$(104,026)	$(453,553)
Impact of United States GAAP and adjustments:
Amortization of development costs	22,229	-
Software and web development costs	(281,873)	(378,722)
Loss for the period - United States GAAP	$(372,353)	$(808,343)

The cumulative effect of these adjustments on the consolidated shareholders' equity of the Company is as follows:
	March 31, 2009	December 31, 2008
Shareholders' equity - Canadian GAAP	$6,583,226	$6,640,384
Development costs	(89,798)	(111,517)
Software & web development costs	(5,515,060)	(5,233,187)
Shareholders' equity - United States GAAP	$978,368	$1,295,680

10. Comparative figures:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current period.